Exhibit 4.2

CERTIFICATE OF AMENDMENT TO
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DOR BIOPHARMA, INC.

It is hereby certified that:

1. The name of the corporation (hereinafter called the “Corporation”) is: DOR BioPharma, Inc.

2. The Amended and Restated Certificate of Incorporation, as amended, of the Corporation is hereby further amended by striking out the first introductory paragraphs of Article IV thereof, and by substituting in lieu thereof, the following new introductory paragraphs:

“The total number of shares of capital stock of all classes which the Corporation shall have authority to issue is one hundred fifty-five million (155,000,000) shares, of which one hundred fifty million (150,000,000) shares, of par value of $.001 per share, shall be of a class designated “Common Stock,” four million six hundred thousand (4,600,000) shares, of a par value of $.001 per share, shall be of a class designated “Preferred Stock,” two hundred thousand (200,000) shares, of a par value of $.05 per share, shall be of a class designated “Series B Convertible Preferred Stock,” and two hundred thousand (200,000) shares, of a par value of $.05 per share, shall be of a class designated “Series C Convertible Preferred Stock.

The designations, powers, preferences, privileges, and relative, participating, option, or other special rights and qualifications, limitations or restrictions of the above classes of capital stock shall be as follows:”

3. The Amendment of the Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Signed on December 29, 2005.

/s/ Evan Myrianthopoulos____
Name: Evan Myrianthopoulos
Title: Chief Financial Officer